Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

General

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (China Standard Time) on June 29, 2021 or at any adjournment thereof. The Meeting will be held at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date by holders of Class A ordinary shares registered on our branch register of members in Hong Kong must be delivered by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 48 hours prior to the Meeting. A written notice of revocation or a duly executed proxy bearing a later date by holders of ordinary shares or Series A convertible preferred shares registered on our principal register of members in the Cayman Islands must be delivered by mail or by hand to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Holders of our ordinary shares and Series A convertible preferred shares of record at the close of business on June 4, 2021 (China Standard Time) (the “Shares Record Date”) are entitled to vote at the Meeting. Holders of American depositary shares (“ADS”) issued by JPMorgan Chase Bank, N.A. (“JPMorgan”) as of close of business on June 4, 2021, New York time (the “ADSs Record Date”, together with the Shares Record Date, the “Record Date”), will be able to instruct JPMorgan, the holder of record of Class A Ordinary Shares represented by ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. As of May 31, 2021, 1,427,590,059 of our Class A ordinary shares and 67,590,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 860,804,976 Class A ordinary shares were represented by the ADS held by JPMorgan and 150,000 Series A convertible preferred shares (which are convertible into 33,707,864 Class A ordinary shares on the Record Date) were issued and outstanding. At any general meeting of the Company, two (2) members entitled to vote and present in person or by proxy (or in the case of a member being a corporation, by its duly authorized representative) representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the Meeting shall form a quorum for all purposes.

Voting and Solicitation

For Proposals 1 and 2, each Class A ordinary share in issue and each Class A ordinary share into which the Series A convertible preferred shares in issue are convertible on the Record Date are entitled to one (1) vote per share, and each Class B ordinary share in issue on the Record Date is entitled to twenty (20) votes per share. For Proposals 3, 4, 5, 6 and 7, each Class A ordinary share in issue, each Class A ordinary share into which the Series A convertible preferred shares in issue are convertible and each Class B ordinary share in issue on the Record Date are entitled to one (1) vote per share. At the Meeting every ordinary shareholder and Series A convertible preferred shareholder present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held or ordinary shares into which such Series A convertible preferred shares are convertible held by such ordinary shareholder or Series A convertible preferred shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote provided that where more than one (1) proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands. The result of the poll shall be deemed to be the resolution of the Meeting. A shareholder of the Company who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares, Series A convertible preferred shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares and Series A Convertible Preferred Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares or Series A convertible preferred shares, the ordinary shares they represent or into which they may be converted will be voted at the Meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares or the ordinary shares into which they may be converted will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares or Series A convertible preferred shares which are convertible into ordinary shares are included in the determination of the number of ordinary shares or Series A convertible preferred shares convertible into ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the Meeting would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraph below. As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting.

JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

PROPOSALS 1, 2 AND 3

RE-ELECTION OF CLASS II DIRECTORS

According to Article 86(1) of the Articles, the directors shall be divided into three classes: Class I, Class II and Class III. The term of office of the directors in Class II shall expire at the second annual meeting of members following the effectiveness of the Articles and each third annual meeting of members thereafter. Based on the resolutions of the Board of Directors dated September 10, 2018, Mr. Lee Choong Kwong, Mr. Lim Ah Doo, Mr. Chang Sun and Ms. Judy Qing Ye are the current Class II directors of the Company and, accordingly, shall retire from the office at the Meeting.

In accordance with Article 86(2) of the Articles, by written notice to the Company, dated May 24, 2021, Mr. Lee Choong Kwong has been re-appointed by STT GDC Pte. Ltd. (“STT GDC”) as our director, and such re-appointment will not be subject to a vote by our shareholders.

In accordance with Article 86(4) of the Articles, by written notices to the Company, dated May 20, 2021, the holders of the Class B ordinary shares have nominated Mr. Lim Ah Doo and Mr. Chang Sun for appointment as our directors, and Mr. Lim Ah Doo and Mr. Chang Sun shall be eligible for re-election at the Meeting. Mr. Lim Ah Doo and Mr. Chang Sun shall be re-elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

In accordance with Article 86(6) of the Articles, the Nominating and Corporate Governance Committee shall have the right to nominate the remaining director (being, at the date of this proxy statement, one (1) independent director) for appointment as a director. Such director shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions). Based on the resolutions of the Nominating and Corporate Governance Committee dated May 28, 2021, Ms. Judy Qing Ye has been nominated for re-election as a director and shall be eligible for election at the Meeting.

Given that Mr. Lee Choong Kwong has been re-appointed pursuant to Article 86(2), it is only necessary for shareholders to consider resolutions for the nomination of Mr. Lim Ah Doo, Mr. Chang Sun and Ms. Judy Qing Ye as Class II directors. The resolution of the Nominating and Corporate Governance Committee dated May 28, 2021 confirmed that they are qualified as independent directors of the Company, and The resolutions of our Board of Directors dated June 3, 2021 approved the classification of Mr. Lee Choong Kwong, Mr. Lim Ah Doo, Mr. Chang Sun and Ms. Judy Qing Ye as Class II directors for purposes of the re-appointment or re-election.

Mr. Lim Ah Doo, Mr. Chang Sun and Ms. Judy Qing Ye have indicated that they will offer themselves for re-election as directors at the Meeting. Their names, ages as of May 2021, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Mr. Lim Ah Doo	71	Independent Director
Mr. Chang Sun	64	Independent Director
Ms. Judy Qing Ye	51	Independent Director

Mr. Lim Ah Doo has served as our director since August 2014. Mr. Lim is currently the chairman and independent non-executive director of Olam International Limited, as well as an independent non-executive director of GP Industries Limited, Singapore Technologies Engineering Ltd (STE), STT Global Data Centres India Private Limited (GDC India), Virtus Holdco Ltd (VHL) and U Mobile Sdn Bhd (U Mobile). He also chairs the audit committees of GP Industries, GDC India, VHL and U Mobile, and is also a member of the audit committee of STE. Mr. Lim currently serves as a non-executive director of Singapore Technologies Telemedia Pte Ltd and STT Communications Ltd (STTC) and also chairs the audit committee of STTC. From 2016 to 2020, Mr. Lim served as an independent non-executive director of STT GDC and also chaired the audit committee of STT GDC. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). From 2003 to 2007, he was president and in 2008 vice chairman of the RGM group, a leading global resource-based group. Mr. Lim obtained a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management, England.

Mr. Chang Sun has served as our independent director since April 2017. Since 2017, Mr. Sun has been the managing partner for China at TPG, a global alternative investment firm. Prior to joining TPG, he founded and was the chairman of Black Soil Group Ltd., an agriculture impact investing company. Prior to founding Black Soil in 2015, Mr. Sun was the chairman of Asia Pacific at Warburg Pincus, a global private equity firm, where he had served for 20 years. Mr. Sun also was the founder and current honorary chairman of the China Venture Capital and Private Equity Association and the founder and current executive vice chairman of the China Real Estate Developers and Investor’s Association. He is also a board member of the Lauder Institute of the Wharton School and a board member of The China Entrepreneur Club. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Ms. Judy Qing Ye has served as our independent director since October 2018. Ms. Judy Qing Ye is the founding partner for Yimei Capital, a global alternative investment firm and has over 20 years of experience in investment. Prior to founding Yimei Capital in 2011, Ms. Ye was the chairman of EM Alternatives (“EMA”), a global private equity firm from 2008 to 2010. Prior to EMA, Ms. Ye served as director of strategic investments at Hewlett-Packard Company from 2001 to 2008. In her earlier career, Ms. Ye worked as M&A project manager at PepsiCo, New York from 1997 to 1999. Ms. Ye is also the co-founder and managing partner of NE Social Impact Fund (NESIF), a dedicated social impact investing fund in China. Ms. Ye is also the council member of United Way Worldwide, a global non-profit charitable organization. She is also the President of the Wharton Club of Shanghai and the Director of the Union of Finance Alumni of Peking University. Ms. Ye received her bachelor of arts degree from Peking University and earned her MA from Tufts University, MBA from the Wharton School at University of Pennsylvania.

Each director will be re-elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting, taking into account the differing voting rights of the Class A and Class B ordinary shares and Series A convertible preferred shares as described above, where applicable.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2 and 3, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that KPMG Huazhen LLP be appointed as our independent auditor for the fiscal year ending December 31, 2021. KPMG Huazhen LLP has served as our independent auditor since 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE CONFIRMATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2021.

PROPOSAL 5

AUTHORIZATION OF UP TO 20% SHARE ISSUANCE

FOR FUTURE POTENTIAL EQUITY OFFERINGS

According to Article 102(4)(b) of the Articles, notwithstanding anything to the contrary in the Articles, the Company and the directors shall not, without the prior approval of the shareholders by ordinary resolution, with the Class B ordinary shares having only one (1) vote per Class B ordinary share in respect of such resolution, take, approve, authorise, ratify, agree, commit to engage in or otherwise effect or consummate to allot or issue any shares or securities of the Company equal to ten per cent. (10%) or more of the existing issued share capital of the Company or of the votes attached to the existing issued share capital of the Company at the date of such allotment or issue in any 12-month period, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT GDC of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT GDC respectively).

As a result of the Listing of newly issued Class A ordinary shares of the Company in the second half of 2020, the remaining mandate of the Board of Directors for the issuance of any securities of the Company is limited. As the Company may consider various funding alternatives and opportunities including raising capital through the equity and debt markets, in order to retain the flexibility for future share issuance, the Board of Directors would like to obtain shareholders’ approval at the Meeting for the authorization to the Board of Directors to approve the allotment or issuance of up to an aggregate twenty per cent. (20%) of the total issued share capital of the Company at the time of the Meeting in the 12-month period from the date of the Meeting (other than any allotment or issues of shares on the exercise of any options that have been granted by the Company).

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, AUTHORIZATION OF UP TO 20% SHARE ISSUANCE FOR FUTURE POTENTIAL EQUITY OFFERINGS.

PROPOSAL 6

AMENDMENT AND RESTATEMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

On November 2, 2020, we completed our secondary listing on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and public offering under the stock code “9698” (the “Listing”). In connection with the Listing, we agreed that we would put forth a resolution at or before our next annual general meeting after the Listing to revise the Articles of Association, so that (i) in addition to the existing provisions of Article 58(2), a provision will be added to provide that the minimum stake required for any shareholder(s) to requisition an extraordinary general meeting and the addition of resolution to the general meeting will be 10% of the voting rights, on a one vote per share basis, in the share capital of our Company; (ii) the quorum for a requisitioned general meeting of our Company pursuant to the amended provision in (i) above will be 10% of the aggregate voting power of our Company on a one vote per share basis; (iii) the notice period for any general meeting would be at least 14 calendar days; and (iv) where any member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement shall not be counted.

Having taking the above into consideration, our Board of Directors has approved and is recommending to shareholders for approval at the Meeting, a resolution to amend and restate the Articles as follows:

1.	The following new definition shall be added in alphabetical order:

“Hong Kong Listing Rules” shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

2.	Current Article 58 shall be deleted in its entirety and replaced with the following new Article 58:

58.	(1) A majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

(2) In addition to the powers to call meetings set out in Article 58(1):

(i)	for so long as either STT or the holders of the Class B Ordinary Shares and William Wei Huang have the right to nominate or appoint Directors contained in Articles 86(2) and Article 86(4), respectively, STT and/or William Wei Huang and/or any one or more of the registered holders of Class B Ordinary Shares (as the case may be) shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business necessary for the nomination and appointment of any such Directors;

(ii)	for so long as STT has the right to appoint any STT Director pursuant to Article 86(2), any one or more Members (other than STT or any affiliate of STT controlled by STT) holding at the date of deposit of the requisition not less than one-third of the issued Class A Ordinary Shares (excluding for the purposes of this Article 58(2)(ii), any Class A Ordinary Shares Beneficially Owned by STT or any affiliate of STT controlled by STT) shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition;

(iii)	for so long as STT ceases to have the right to appoint any STT Director pursuant to Article 86(2), any one or more Members (including STT or any affiliate of STT controlled by STT) holding at the date of deposit of the requisition not less than one-third of the issued Class A Ordinary Shares shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and

(iv)	any one or more Members holding at the date of deposit of the requisition not less than 10% of the voting rights, on a one vote per share basis, in the share capital of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition.

(3)            Any such meeting shall be held within two (2) months after the deposit of such requisition. If within ten (10) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

3.	Current Article 59(1) shall be deleted in its entirety and replaced with the following new Article 59(1):

59.      (1)         An annual general meeting and any extraordinary general meeting may be called by not less than 14 calendar days’ Notice but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

(a)   in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)   in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

4.	Current Article 61(2) shall be deleted in its entirety and replaced with the following new Article 61(2):

61. (2)      No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes, save that for any general meeting requisitioned according to Article 58(2)(iv), two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than 10% of the aggregate voting power in the Company throughout the meeting shall form a quorum.

5.	New Article 74A shall be added after existing Article 74:

74A. Where any Member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

6.	The introductory paragraph to current Article 86(4)(C) shall be deleted in its entirety and replaced with clarified wording as to termination of relevant nomination and appointment rights in the following new introductory paragraph to Article 86(4)(C):

(C) Upon either (i) the Automatic Conversion of the Class B Ordinary Shares, or (ii) the conversion of such of the Class B Ordinary Shares that results in William Wei Huang ceasing to have Beneficial Ownership in not less than five per cent. (5%) but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis:

7.	Current Article 86(4)(D) shall be deleted in its entirety and replaced with clarified wording as to termination of the relevant appointment right and related matters in the following new Article 86(4)(D):

(D) Upon William Wei Huang ceasing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis, (a) the appointment right set out in Article 86(4)(C)(ii) shall cease and terminate, (b) any Director appointed pursuant to the provisions of Article 86(4)(C)(ii) then in office shall retire from office by rotation at the appropriate annual general meeting of Members in accordance with the terms of their appointment, and (iii) at the relevant annual general meeting, their replacement as a Director shall be nominated and appointed pursuant to the provisions of Article 86(6).

A copy of the amended and restated articles reflecting the above amendments has been produced to the Meeting marked “A” and for identification purpose signed by the chairman of the Meeting (the “New Articles”), and our Board of Directors has approved and is recommending to shareholders for approval at the Meeting, the adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of the Meeting.

A copy of the existing amended and restated articles of association was filed as Exhibit 3.2 to the registration statement on Form F-1/A(File No. 333-213951), filed with the U.S. Securities and Exchange Commission on October 19, 2016, and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The affirmative vote of a majority of not less than seventy-five per cent. (75%) of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, THE AMENDMENT AND RESTATEMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION.

PROPOSAL 7

AUTHORIZATION OF DIRECTORS AND OFFICERS

Proposal 7 is a general power to be granted to directors and officers to take any and every action to implement the matters in Proposals 1 to 6.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, THE AUTHORIZATION OF each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer